Exhibit 99.3

Ninetowns to Present at the Merrill Lynch 8th Asia Pacific Technology Conference
Tuesday February 22, 9:00 am ET

BEIJING, Feb. 22 /Xinhua-PRNewswire/ – Ninetowns Digital World Trade Holdings Limited (Nasdaq: NINE - News) announced that the Company is scheduled to present at the Merrill Lynch 8th Asia Pacific Technology Conference on March 7, 2005, at 3:45 p.m. in Shanghai. Eric Ho, the Chief Strategy Officer of Ninetowns Digital World Trade Holdings Limited, will present at the conference.

     Place: The Grand Hyatt Hotel, Shanghai, P.R. China
     Date: March 7, 2005
     Time: 3:45 p.m., Beijing Time

About Ninetowns Digital World Trade Holdings Limited

Ninetowns is a PRC software company that enables enterprises and trade-related PRC government agencies to streamline the import/export process in China. Through its scalable enterprise software products, Ninetowns' clients have the ability to automate import/export processing over the Internet, which is a more cost-effective and efficient alternative to the traditional paper-based method.

Forward-Looking Statements:

Certain statements in this press release include forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "project" or "continue" or the negative thereof or other similar words. All forward-looking statements involve risks and uncertainties, including, but not limited to, customer acceptance and market share gains, competition from companies that have greater financial resources; introduction of new products into the marketplace by competitors; successful product development; dependence on significant customers; the ability to recruit and retain quality employees as the Company grows; and economic and political conditions globally. Actual results may differ materially from those discussed in, or implied by, the forward-looking statements. The forward-looking statements speak only as of the date of this release and the Company assumes no duty to update them to reflect new, changing or unanticipated events or circumstances.

     Contacts:

     Lisa Zheng
     Investor Relations
     Ninetowns Digital World Trade Holdings Limited
     +86-10-6588-2256
     ir@ninetowns.com
     http://www.ninetowns.com/english

     David Pasquale, EVP
     The Ruth Group
     +1-646-536-7006
     dpasquale@theruthgroup.com